FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation (the “Company”)

Suite 4400, 40 King Street West

Toronto, Ontario  M5H 3Y4

Item 2.

Date of Material Change

December 29, 2014

Item 3.

News Release

A news release announcing the material change referred to in this report was disseminated through Marketwired on December 29, 2014.

Item 4.

Summary of Material Change

The Company has closed the issuance of US$10,000,000 in convertible senior notes and up to 3,642,857 common share purchase warrants to an institutional lender. The facility may be increased to US$15,000,000, subject to financial criteria.  The notes are issuable at an 8% discount, with an initial funding amount of US$9,200,000. The initial closing drawdown was US$1,766,558. The notes bear interest at 8% per annum, payable monthly.

Item 5.

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact James E. Sinclair, President and

CEO, at 860-364-1830

Item 9.

Date of Report.

December 29, 2014

Schedule “A”

CONNECTICUT OFFICE:

TORONTO OFFICE:

93 Benton Hill Road

Suite 4400 Scotia Plaza

Sharon, CT

40 King Street West

U.S.A.   06069

Toronto, Ontario

Phone: (860) 364-1830

Canada    M5H 3Y4

www.tanzanianroyalty.com

Toll Free: (844) 364-1830

News Release

Tanzanian Royalty Announces Closing of Convertible Note Financing of US$10 Million

VANCOUVER, BRITISH COLUMBIA--(Marketwired - Dec. 29, 2014) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is pleased to announce that it has closed the issuance of US$10,000,000 in convertible senior notes and up to 3,642,857 common share purchase warrants to an institutional lender. The facility may be increased to US$15,000,000, subject to financial criteria. Forefront Capital acted as Placement Agent.

The Company will apply the proceeds of this financing to complete the final commissioning of the first phase of its Buckreef Gold Mine and to add to its working capital. Mr. James E. Sinclair, CEO of Tanzanian Royalty, stated "In light of the difficult financial market conditions affecting our industry, we are particularly proud of this financing which will be sufficient to complete the commissioning of phase I of our Buckreef Project and increase our working capital. We are excited about finalizing our plans for phase II."

"On the heels of our consistently successful drilling activities at Buckreef, this capital will allow TRX keep its development plan on track," commented Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania). "With the many challenges facing gold companies, this is an opportune time to purchase machinery and hire skilled local workers and contractors."

The notes are issuable at an 8% discount, with an initial funding amount of US$9,200,000. The initial closing drawdown was US$1,766,558. The notes bear interest at 8% per annum, payable monthly.

The notes are convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014. The warrants are exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company after 6 months. The lender may redeem 7.5% of principal monthly commencing in March, 2015 payable in cash or shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

The Company will be filing a registration statement with the SEC in connection with the shares underlying the convertible senior notes and lender warrants.

- A2 -

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Phillip Kaniki, General Manager, Exploration and Administration. Mr. Kaniki is registered as a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy MAusIMM CP (Geo) (Reg. No 221963/07) and has reviewed and approved the contents of this news release.

Respectfully submitted,

James E. Sinclair, Chief Executive Officer

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as "reserves", "resources", "geologic resources", "proven", "probable", "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

CONTACT INFORMATION

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Tanzanian Royalty Exploration Corporation
Investor Relations
1-844-364-1830
investors@TanzanianRoyalty.com
www.TanzanianRoyalty.com